Filed by Granite Construction Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Layne Christensen Company

Commission File No.: 001-34195

Date: February 20, 2018

Granite Construction

Fourth Quarter 2017 Earnings Call

February 16, 2018 at 11:00 a.m. Eastern

CORPORATE PARTICIPANTS

Ron Botoff – Vice President of Investor Relations and Government Affairs

Jim Roberts – President and Chief Executive Officer

Laurel Krzeminski – Executive Vice President and Chief Financial Officer

PRESENTATION

Operator

Good morning, everyone. My name is William and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Granite Construction Investor Relations Fourth Quarter 2017 Earnings Conference Call. All participants have been placed on mute to prevent any background noise. And after the speakers’ remarks, there will be a question and answer period. To ask a question, you may press star then one. Please note that we will take one question and one follow-up question from each participant.

It is now my pleasure to turn the floor over to your host, Granite Construction Vice President of Investor Relations and Government Affairs, Ron Botoff. Thank you. The floor is yours.

Ron Botoff

Thank you. Welcome to Granite Construction Incorporated Fourth Quarter and Fiscal Year 2017 Earnings Conference Call. I am pleased to be here today with President and Chief Executive Officer, Jim Roberts, and Executive Vice President and Chief Financial Officer, Laurel Krzeminski.

We begin today with an overview of the company’s safe harbor language. Some of the discussion today may include forward-looking statements. These forward-looking statements are estimates, reflecting the best judgment of senior management and reflect our current expectations regarding future events, occurrences, circumstances, activities, performance, outcomes, and results. Actual results could differ materially from the statements made today. Please refer to Granite’s most recent 10-K and 10-Q filings for a more complete description of risk factors that could affect these projections and assumptions. The company assumes no obligation to update forward-looking statements, whether as a result of new information, future events, or otherwise.

Certain non-GAAP measures may be discussed during the call and from time to time by the company’s executives and please note that a reconciliation of certain non-GAAP measures is included as part of our earnings press release. For more information, visit our Investor Relations website, at investor.graniteconstruction.com.

Thank you. Now it is my pleasure to turn the call over to Granite Construction Incorporated’s Chief Executive Officer, Jim Roberts.

Jim Roberts

Thank you, Ron, very much. Good morning, everyone. Thank you for joining us to discuss our fourth quarter and fiscal year 2017 results. We delivered another strong year in 2017.

But before we discuss our results, I want to quickly touch on the exciting announcement we made earlier this week regarding our agreement to acquire Layne Christensen. On Wednesday we announced an agreement to acquire Layne in all-stock merger transaction valued at $565 million. This accretive transaction brings together two complementary organizations, creates a compelling platform for growth, and delivers significant benefits for our shareholders, employees, and customers of both companies. And with the addition of Layne’s businesses, we will expand our presence and strengthen our capabilities in the attractive water and wastewater markets. We are encouraged by the early positive feedback we have received from employees, shareholders, and customers who will all benefit from our expanded capabilities and geographic reach.

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

Turning now to our results. We are extremely proud of how Granite employees and teams responded to challenges in 2017, and we are enthusiastic about the diverse opportunities in front of us to build upon a year of such tremendous growth. Across the country in 2017 we were inundated by storms, floods, and fires. Mother Nature certainly was not kind to our country or to our industry over the past year. The Granite family displayed its resilience, passion, and focus along with incredible compassion in helping our neighbors. After this barrage, which included an early wet end to 2016 and an even wetter start to 2017, we finally got a bit of a break late in the year as mild fourth quarter weather supplied some extra time for our teams to execute on record backlog.

I congratulate Granite teams for their focus, effort, enthusiasm, and ultimately for their execution throughout the fourth quarter and the entire year. These efforts produced solid quarter results and have put a strong finish to a year of exceptional top line growth, solid cost controls and improved bottom line results. Most importantly, of course, our teams worked safely and responsibly, displaying our core values in their work every single day.

Our focus on safety performance is unwavering. We believe our goal of zero injuries is attainable and we will continue to invest in and to promote safety and training for all of our people. We are tirelessly committed to working to ensure we get everyone home safely every single day.

On Monday, we proudly announced that for the ninth consecutive year, Granite was named by Ethisphere Institute as one of the 2018 World’s Most Ethical Companies. Our strong culture also reflects in our recent certification as a great workplace by the independent analysts at Great Place to Work. Thank you to all of our employees. You are the reason behind this important recognition.

Now before I hand the call over to Laurel to discuss the details of our results and guidance, let’s spend a few minutes discussing our performance, some of the drivers of our visibility and outlook, and how this positions Granite for growth in 2018 and beyond. With private and public demand continuing a positive trend, we finished 2017 with record yearend backlog of $3.72 billion. As I noted, mild fourth quarter weather allowed us to work longer. This resulted in much of the sequential backlog burn from the third quarter’s all-time record of $4.2 billion. This transitory trend occurred in advance of a significant expected and observed uptick in lettings and related spending at the beginning of this year, especially here in California. Encouragingly across the company, the operational update has not changed. Granite teams continued to execute at a high level. Our teams today are consistently delivering results while balancing broad, diverse growth opportunities across the enterprise and across the country.

Let’s start today with the Construction segment. Here we again have exhibited excellent top line growth and solid cost control, and we posted another strong performance in the fourth quarter. As I noted, a much milder start to the winter across much of the west allowed our teams more time to efficiently work through near record backlog, fueling another quarter of outstanding revenue growth, profit growth, and mid-teens margin performance. While the strong performance translated into some backlog burn in the quarter, Construction segment backlog remains historically healthy at nearly $900 million. Private demand remained steady and public lettings are picking up as we speak. As a result, our outlook remains very strong and after a year of such significant revenue growth in some areas, our teams are emphasizing balance and discipline to create and encourage improved profitability while continuing to grow.

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

That said, much of the balance in this segment emanates from the effort and emphasis on diversification and on project returns more aligned to increase long-term demand and lower overall project-risk profiles. We are seeing this balance in markets ranging from public lettings and publicly-funded alternative procurement projects, such as CM/GC to a recent uptick in mining work and steady demand for private industrial development. These positive trends are the drivers of balance and profitability.

Encouragingly, these trends are not meaningfully different whether in the state of Washington, the southeast, the Midwest, or in California. Across geographies and markets and the customers we serve, we continue to target disciplined, profitable growth in 2018 and beyond.

Next, moving to the Construction Materials segment. Clearly, this is the part of our business most susceptible to seasonality. Improved demand and mild weather across much of the west in the second half of the year, especially in Q4, allowed Granite teams the chance to more than make up for our start to 2017. As we saw last quarter, we got the benefit of both price and volume improvement again in the fourth quarter, which translated into strong top line growth and stronger profit improvement with margins finishing at nearly 19% in the quarter, and 13% for the year, both up significantly from 2016.

The broad outlook for this part of our business continues to come into improved focus. We have noted for some time that our materials facilities continue to operate below both capacity and optimal utilization. The public spending at the state and local level now increasing, demand committed volumes are expected to improve. The Construction Materials segment remains well-positioned to improve results in 2018 and beyond.

Let’s finish today in our Large Projects Construction segment where we anticipate significant performance and profit improvement in 2018. As we have seen for much of the past couple of years, performance was impacted by accelerated work on a number of challenging projects. These projects, again, represented a significant amount of segment revenue in the quarter, but as expected, we are near substantial completion on two of these projects, and we are working towards substantial completion of two additional projects in 2018. So, as we work through these projects as quickly as possible, we expect the negative drag from acceleration should lessen throughout the year. With solid starts and steady performance in the newer portion of our Large Project portfolio gives our team significant opportunities to deliver operational and financial performance improvement.

The market remains robust, and our emphasis remains targeted to disciplined project selection, partner selection, project duration, and owner dynamics, all while keenly focused on associated risks and appropriate returns. As has been the case for a number of quarters now, our visibility and our long-term growth outlook is supported by steady economic trends and steady to improving funding environments.

Probably the most encouraging thing about our performance the past few years has been the consistency and alignment of both demand and execution across our businesses. In a matter of just the past half a dozen quarters, Granite’s operating dynamics have changed, consistently to the positive. As a result, our businesses today are well positioned for growth, for investment and for improved profitability.

Coming off a year of strong growth and with many positive demand dynamics in play today, some may ask, “So, when is the peak?” Just for a moment, please consider a little context in the form of national demand for asphalt paving. The historical data is from the National Asphalt Paving Association. In the US, peak tonnage production for the asphalt pavement industry was about 550 million tons produced nationally in 2006. Demand cratered, bottoming in 2013 with 330 million tons produced nationally, down 40% from peak. By the end of 2017 we have slowly recovered to about 378 million tons, up about 15% from the bottom, but still more than 31% below prior peak demand.

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

Today, the increased state and local funding we have talked about for so long finally is walking on to our doorsteps around the country. California’s $52 billion SB1 Transportation bill was passed in April and we are beginning to see this legislation in action. The 2017/18 California budget included an increase in state transportation capital funding from less than $2 billion in fiscal ‘16/’17 to more than $4.5 billion this year with most of the increase in the current January to June period. The 2018/19 budget adds an incremental $1.7 billion. Add the decade long SB1 investment to their nearly $190 billion of long-term local measures passed by voters in California and Washington State in November of 2016, and it illustrates that we have a very nice road ahead.

At the same time, after Federal Transportation funding has been stalled since passage of the Fast Act, in December 2015, Congress and the Administration finally acted to end more than six years of continuing resolution and sequestered limited funding by passing two year budget legislation. This bolsters both Fast Act spending by about $900 million over the last fiscal year, and it commits $10 billion a year towards incremental infrastructure investment. We will now know how these funds will be allocated or what type of projects will be funded until Congress passes a separate omnibus appropriations bill most likely in March.

We expect a significant portion will flow through the existing Federal Aid Highway Program. At that time, the state highway agencies will know their full year budget and start awarding contracts. This notably was a two year deal providing improved visibility and certainty that we have not had in a long time at the federal level.

Though some progress has been made, but we continue to emphasize the need for Congress to take a leadership role to deliver a permanent funding fix to the deficit in our nation’s highway trust fund. Just last month, the US Chamber of Commerce called for an increase in the federal gas tax of $0.25 a gallon phased in over five years. The business group and many others have long been calling for a boost in the gas tax, which has not been increased since 1993. We continue to emphasize the need for and the benefits derived from appropriate levels of investment in our surface transportation network, some of our nations and society’s most valuable assets. Congress can accomplish this and much more by championing a well-funded, long-term federal infrastructure investment bill.

Unfortunately, neither of these critical national areas were part of the recently passed HR1, commonly referred to as the Tax Cuts & Jobs Act, which passed in December. Of course the good news is that as we have noted for some time, any federal investment in this area would be incremental to the significant drivers of today’s positive state and local public funding trends.

From vehicle mileage tracking to increased interest in tolling, after more than half the states in the Union passed transportation legislation, over the past five years the focus is moving beyond just gas tax increases. A number of states that do not currently have tolls are considering a variety of options. Connecticut, Michigan, Wyoming and other states are considering tolling as a new, effective and dedicated way to pay for new infrastructure and fund existing infrastructure and related long-term maintenance. These positive trends and our consistent performance together strengthen the confidence and our outlook for disciplined, profitable growth.

Granite began last year with lofty safety, execution growth and profitability goals. After an outstanding 2017, we again are challenging our teams to raise the bar even higher and capture the growing opportunities in front of us in 2018 and beyond.

Now, I hand it to Laurel with some more detail on our results and our 2018 outlook. Laurel.

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

Laurel Krzeminski

Thank you, Jim. Good morning, everyone. For the year, consolidated revenue of $2.99 billion represents a new high watermark for Granite, reflecting an increase of nearly 19% year-over-year and in line with the guidance we provided. Fourth quarter 2017 revenue of $801.3 million, up more than 20% from last year, represents an all-time Q4 revenue record.

Diluted earnings per share in the quarter increased 103% year-over-year to $0.81, a strong contributor to 2017 diluted earnings per share of $1.71, up 20.5% from $1.42 per share in 2016.

Fourth quarter net income includes a $3.7 million benefit or $0.09 per share from the yearend adjustment to deferred taxes required by the recently passed tax legislation. Gross profit increased nearly 24% year-over-year to $107 million in the fourth quarter driven primarily by the strong performance of our vertically integrated business in the West as mile late 2017 weather allowed us to work later and more efficiently than in 2016. This strong Q4 performance was key to an annual growth profit increase of 4.5% year-over-year to $314.9 million in 2017, again driven by improved performance in the Construction and Construction Materials segments.

Gross profit margin in 2017 was 10.5% compared with 12% in 2016, with the difference driven primarily by Large Project Construction performance. That said, gross profit in the fourth quarter expanded about 40 basis points year-over-year to 12.6% with Construction and Construction Materials segment performance outweighing continued margin drag from the Large Project Construction segment.

We are particularly proud of our cost control performance throughout the year and efforts to streamline overhead have produced results. Despite 20% revenue growth, fourth quarter 2017 SG&A decreased slightly 0.5% year-over-year to $59.1 million. More importantly, though, on a year to date basis, SG&A spending increased only 1.6% to $222.8 million and as a percentage of revenue it was 7.5% in 2017, down more than 125 basis points from last year. We continue to expect our core cost structure to provide scale benefits.

Granite’s balance sheet remains strong with $366.5 million in cash and marketable securities at the end of the year, up solidly from last year, the result of strong Q4 and 2017 operating cash flow performance. A milder start to the winter provided our teams with an opportunity to work efficiently later in the year on near-record backlog. In addition, we also continued ramping recently Large Project wins and accelerating mature projects later in the year. As a result, total contract backlog moved down sequentially from last quarter’s all time record level, but still finished at $3.7 billion; another yearend record.

Large Project Construction segment backlog finished at $2.82 billion, up 15% year-over-year, reflecting the net addition of new consolidated and Granite-only projects. In the Construction segment, backlog finished at $897 million, reflecting mild Q4 weather and modestly weaker public lettings and bookings in the quarter, especially in California. Backlog again reflects broad bookings across our businesses end markets and geographies. Today, our backlog includes only a handful of early projects from California’s recently passed SB1 Transportation Funding legislation.

Looking at the segment detail, in the fourth quarter Construction segment revenues include 19.4% to $429.4 million. For 2017, segment revenue totaled $1.66 billion, up 21.9% from last year. Gross profit increased 5.7% in the fourth quarter to $65.2 million and 18.1% year-over-year to $247 million in 2017. For the quarter, the results was gross profit margin in line with our mid-teen expectations at 15.2%, down about 200 basis points from last year. For the year, gross margin declined about 50 basis points to 14.8%.

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

Large project segment revenues increased 18.2% in the fourth quarter and 15.2% in 2017 to $290.9 million and $1.03 billion respectively. Fourth quarter gross profit margin of 7% reflects about 150 basis points of year-over-year improvement. 2017 gross profit margin finished at 2.9%, down more than 400 basis points from last year and again reflecting the project portfolio dynamics we have discussed for some time. Our focus on Large Project Construction segment performance improvement remains unrelenting and we anticipate significantly improved returns in the back half of 2018.

Moving now to Construction Materials where segment revenues increased 33% year-over-year to $80.9 million in the fourth quarter with profit up nearly 150% year-over-year. This translated into a gross profit margin of 18.7%, up nearly 870 basis points. In 2017, Materials revenue increased to $292.8 million, up 12.1% from last year. Gross profit increased 36% year-over-year, resulting in gross profit margin of 13%, up about 230 basis points and finally returning to the mid-teens minimum levels we have anticipated for a number of years. Solid demand, pricing discipline and a steady focus on investment and cost control continued to fuel our healthy operational and financial outlook across the business.

Now before I turn to our 2018 outlook, let me offer just a little more color on a few notable items as we enter the year. Let’s start with overhead. After an outstanding year of growth and cost management, we expect our SG&A as a percent of revenue to be in line with last year’s 7.5% level; hopefully even slightly better. We expect to continue to invest in selling expenses as we grow our business, and we are confident the G&A portion is more scalable.

In 2018, we expect a capital expenditures requirement of 2.5% to 3% of revenue, and we expect depreciation should increase to $75 million to $80 million.

Finally, on taxes and the impact of the tax legislation, we expect our tax rate, which dropped from a historical 30 percentage range to 27.4% in 2017, to settle around the mid-20’s percentage level reflecting the impact of the 21% federal rate offset by the loss of certain tax deductions.

With that, I’ll finish with our outlook which does not include any potential impact from this weeks’ announced transaction. Our expectations for 2018 are: high single to low double digit consolidated revenue growth and consolidated EBTIDA margin of 7% to 8%.

Now, before we take your questions, let me turn the call back to Jim.

Jim Roberts

Thank you very much, Laurel.

In sum, we ended the year on a great note with strong momentum, and believe the opportunity for Granite has never been greater. We continue to focus on delivering improved results for Granite, our shareholders and our employees in 2018 and well beyond. And with that, we’ll be happy to take your questions.

QUESTIONS AND ANSWERS

Operator

To ask a question, please press *1. Please limit yourself to one question and one follow up, and jump back in the queue if you have additional questions. And our first question is from Jerry Revich with Goldman Sachs. Please go ahead.

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

W

Hi, this is [indiscernible] in for Jerry Revich. It sounds like you guys are starting to see a ramp up in the SB1 awards in California. Can you talk about how the pace of that compares to what you had originally expected? And if we should still think about those awards flowing through to revenue in the back half of the year.

Jim Roberts

You bet. Thank you. That’s a good question. There’s no doubt that when SB1 passed in April last year that we weren’t certain when the investments were going to really start hitting the books. We had hoped that – we knew it was going to either be the fourth quarter or first quarter of this year and things did get pushed, they’re a little slower than we had hoped for, so we didn’t see a lot of action in the fourth quarter of 2017 and that’s noted in our Construction backlog and our discussions earlier. So, I do see the original $2.8 billion infusion for the ‘17/’18 budget having a heavy weighting in the first half of this year because it’s been delayed, and then as a note, and I hope it made it clear, that there’s another $1.7 billion in starting in July 1. So that would mean $4.5 billion above the original Cal trans budget from two years ago.

So, to answer the question, I think what you’re going to see if you’re going to see [indiscernible] heavily begin now in the first quarter. They will continue to ramp up every quarter as we go through the year, and I think you’re going to see it physically on our books in the second half of the year. And I think we’re already seeing the lettings are out, we just haven’t seen the bids physically conclude yet. So I would tell you that you’re going to see a lot of action on the Cal Trans website during the first half of the year and then hitting our books in the second half of the year.

W

Great. Thank you. And then separately, can you just update us on the progress of those legacy projects? I thought you were expecting to wrap up two of them in 2017, just tying up some loose ends. And then is there anything we should keep in mind between the two projects you’re wrapping up and the three projects you still have to finish?

Jim Roberts

Yes, I think we did mention that we did complete two of them at the end of 2017, wrapped them up. We also have a couple of them that we’re concluding in the first half of this year, and that’s why we suggested that they’re going to end up being somewhat of a continued drag on the earnings in Large Projects for the first part of the year. Then I think we’ve been consistent in saying that it isn’t just the completion of these older projects that are struggling, it’s also the ramping up of the newer projects that will help offset and adjust the portfolio. Those really started taking off here in the first quarter. So we’re heavily invested in work all across the country. And it seems that the projects all seemed to start a little slower than we anticipate, but once they get going, the velocity really picks up rapidly.

So I think we’re on target to do exactly what we said. We finished two at the end of last year. The other two projects will be, I won’t say completed in the first half of the year, but a big chunk of them completed in the first half of the year and the newer projects are ramping up as we speak.

W

Great. Thank you so much.

Jerry Revich

Thank you.

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

Operator

The next question today will be from Kathryn Thompson with Thompson Research Group. Please go ahead.

Steven

Hey guys, this is Steven on for Kathryn. I was just wondering if there was a desired breakout for backlog for sales between Large Projects and Construction? Obviously you want to see growth in both and that’s somewhat uncontrollable, but with demand out there and better pricing, more selection, wondered if there was a target range.

Jim Roberts

Okay, Steven, it’s very good question, where do you see the backlog moving? As you can tell, with the 3.7, 2.8 of it’s in Large Projects today, 900 of it is Construction. I think the really important thing that we should always remember about backlog, backlog in the Construction segment although sequentially moving up, it will move much slower up or much slower down because of the burn ratio. One of the things that I’ve seen in more recent times is that as we get into these maintenance projects, which is where SB1 and a lot of the states are focusing now, these are going to be really fast burn projects. So you could see us, and I’m not going to say the first quarter because the weather may not allow it, but in the second and third quarter you could see us pull some big revenue in Construction and not have a lot of change in our backlog, because we could bid and burn it actually in the same quarter. So, we’re very, I’m going to say, conservatively cautious on the large projects, we’re very disciplined in our approach on Large Projects.

When it comes to the Construction side of the business, we do like quick turn jobs that will continue to keep our crews eligible for more work later in the year, so you never get tied up with work for too long because the opportunities are going to get better and better and better. So I would say keep watching the revenue versus backlog in Construction, and then I would suggest to you that the overall backlog in Large Projects is more about quality backlog than the size of the backlog.

Steven

Very helpful. Thanks. Just thinking about the impact of SB1, should we think of that impact implying greater percentage sales growth in the second half than in the first half for all three segments?

Jim Roberts

So Steven, I would focus more on Construction and Materials. We are noting that SB1 is flowing into some Large Projects. Remember, the definition of a large project in Granite is any project greater than $75 million. So yes, there is going to be some of that, but remember also on the larger projects, you don’t get those ramping up as quickly into your books as you do the smaller projects.

The other thing I would say that SB1 is doing, and I mentioned it briefly in our earlier discussion, is that California is moving in the direction of alternative procurement possibilities, which is really nice. And these don’t even have to be large projects. They can be $50 million jobs and that could flow, you could see that flowing into our books by the end of the year as well. So you’re going to see more movement in Construction & Materials related to SB1, you might see some nice movement in backlog on Large Projects due to SB1, but literally the revenue effect will be in Construction & Materials.

Steven

Great. Thank you.

Jim Roberts

Thank you.

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

Operator

And our next question today will be Alex Rygiel with B. Riley FBR. Please go ahead.

Alex Rygiel

Very nice quarter, Jim and Laurel.

Jim Roberts

Thank you, Alex.

Alex Rygiel

Jim, I didn’t quite understand, and maybe I missed it, but you mentioned that in the fourth quarter there were modestly weaker public lettings. Not quite sure I exactly understand why that was the case.

Jim Roberts

Well, let me reiterate kind of what happened and I was really focusing there on California, and I think I said that. California was weaker in the fourth quarter, and I think the first question was really in alignment with that today was that we weren’t sure when the SB1 monies were really going to hit the street. We know that there’s a $2.8 billion increase in the California budget in the first year that concludes in June 30th, we just didn’t know how quickly they could get the money to the street. And they didn’t get it to the street as quickly as we had hoped.

So, really what we were suggesting in the comment was that some of the SB1 monies got pushed into the first and second quarter of 2018 in lieu of the fourth quarter of 2017. And also remember that in SB1, a lot of the tax collection, the increased tax revenues only started accruing in the month of November. So the state of California might have suggested to themselves that let’s not put this stuff on the street until we literally have the tax revenues to offset it. So that’s what I was trying to suggest, that really we had a little slower movement on the SB1 than we had – not necessarily anticipated, but we had kind of hoped for a little stronger push in the fourth quarter. But all that does is suggest that there’s a big onslaught of being that has already started and it is going to be very heavy, I’m going to tell you, through the entire 2018 year in California. Because not only do we have to finish in the first half of the year what didn’t get done in the back half of last year, we have another $1.7 billion added to that going into the new fiscal year.

Alex Rygiel

Then as it relates to the broader macro US environment for large projects, there’s been quite a few that have been call it the mega projects of a billion plus in size, quite a few that have been let out and awarded over the last month or two. Can you characterize the competitive environment there? And how you see capacity being constrained and pricing developing over the coming one to two years?

Jim Roberts

Sure, Alex. I think you’re right that we continue to see these mega projects all over the US and I think that for us, for Granite, we continue to see an insatiable appetite from very large firms, global and US, to get involved in these mega projects. And I’m going to suggest anything over a billion is a mega project. And they are still very competitive, they’re very complex, and that core group of say a half a dozen to maybe ten competitors continue, in our opinion, to be overly competitive and overly aggressive on that work. So, we have, and as previously stated, stayed away from that work over the last six months. We have been focusing on, I’m not going to say small work, but I’m going to say anywhere probably less than a billion; we’ve been focusing on Granite-led projects or Granite-only projects; and we’ve been very disciplined as to the projects we bid, and I mentioned this in our discussion earlier, with our partner selection, with the owners, we have very good experience with

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

some of the owners and we do not have great experiences with others. We look at the cash flow dynamics, we look at the specifications. We are in a great position today, Alex, to not have to go after volume. Volume is out there and it can be obtained through a host of varieties. And the way we’re doing it today is less than a billion, Granite-led, disciplined, higher margin expectations than ever before, and really looking at the dynamics of the owners and the partners.

Alex Rygiel

That’s very helpful. Thank you very much. Good luck in ’18.

Jim Roberts

Thank you, Alex.

Operator

And our next question is from Michael Dudas with Vertical Research Partners. Please go ahead.

Michael Dudas

Good morning.

Laurel Krzeminski

Good morning.

Michael Dudas

Long time, no speak.

Jim Roberts

It’s been a couple days, Mike.

Michael Dudas

Yes, I know. So, Jim, it’s encouraging to hear the words discipline and focus coming from you, which seems to be very helpful as we look through the margins going forward. Can you maybe elaborate a little bit more on your federal business and your private sector business, and the dynamics relative to projects and margin flow in ’18 and beyond?

Jim Roberts

You bet. And I hope when you said that it’s interesting to have Jim talk about discipline, I hope it’s because you mean that I’m always talking about discipline, Mike.

Michael Dudas

Absolutely.

Jim Roberts

There you go. Just making sure. So when it comes to federal, this is a growth opportunity and a diversification opportunity for Granite that we started maybe five years ago from scratch and it’s had a really nice ramp up over the last, I’m going to say, 18 months. And we did this very similar to getting into the water and waste water infrastructure environment to diversify the funding mechanisms of which we go attack for.

The federal programs in place today that we’re searching for are outside of the transportation sector. They are funded through the DOD, mostly, and the DOE, and that separate funding stream is imperative for us to diversify our opportunities from financing and funding. So, what we’ve seen here is that as this administration and Congress has boosted military

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

spending, is focused on military spending, we think it is another opportunity for us to expand our business. We currently have some very large workout on Guam, we’ve performed work in Colorado last year and Tennessee last year, and California last year. We’re doing our federal business in conjunction with the rest of the Granite portfolio. So I don’t expect it to be a huge component of Granite over the next couple of years; I think you’re going to see us modestly bring it up into a business that we may report out separately over time because it can grow into that kind of a business. I don’t see that happening for a couple of years, but we’re doing a lot of the work in alignment with our other business units, but learning how to be a real federal contractor.

The federal contracting business is a far cry from being a DOT contractor or any kind of other contractor that you’re working with basic public agencies or the private sector. So a unique environment, unique procurement methods and constantly understanding what the federal government wants is a different program.

When you move into the private sector, what we’re seeing there is, first of all, historically we would have said private sector the first thing we would have been doing is drawn ourselves to residential and say, “What’s going on in the residential market?” That’s what drives the private sector, but that’s not today. It is amazing how we see this rebound and think about that asphalt paving ton thing that I mentioned to you during the earlier discussion, that was driven by the private sector in residential. And you see it hasn’t come back anywhere close to what it was about 12 years ago.

So the private sector today is being driven by industrial and commercial sector, not by residential. And what we’re working very hard to do, Mike, is to negotiate work and not have to be the low-priced provider, but the high quality provider. And I’m happy to say, we’re doing a lot more negotiated work today than in the history of Granite. And I see that getting bigger and bigger. We’re going along with the big commercial operators and the big industrial operators across the country with repetitive work, negotiated work. We’re using alternative procurement things such as CMGC, CM at Risk [ph], and those are the kinds of things we want to work with in the private sector.

Laurel Krzeminski

And Mike, about 27% of our Construction revenue is from private work.

Jim Roberts

A couple years ago, Laurel, it was –

Laurel Krzeminski

It was below 20%, I think. Last year it was 25%, so it’s been consistently –

Jim Roberts

Growing. Yes.

Laurel Krzeminski

And we have almost 26% of our Construction backlog is private work.

Michael Dudas

That sounds encouraging. I’m guessing they will tick-up as backlog grows maybe as well. And just to qualify, the federal work shows up in Construction?

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February 16, 2018 at 11:00 a.m. Eastern

Jim Roberts

It shows up in both categories, Mike, depending on the size of the work. The big project we have out in Guam will show up on Large Projects; some of the smaller work we’ve been doing in Tennessee, Colorado, California, Washington State, almost all of that showed up in Construction last year.

Michael Dudas

Thank you. And my follow up for Laurel, your team should be commended for terrific focus on the SG&A and keeping the selling costs down and showing the leverage I’m running through. On the capital spending side, looking at your equipment, the yellow metal, can you remind us a little bit, on the age front, are you given the opportunities that you were projecting over the next several years? Is there going to be a little bit more requirement for equipment, different types of equipment? Is there more replacement cycle for you guys? Just give a little sense of how you’re spending what you guys are thinking about.

Jim Roberts

Mike, I think it’s a really good visionary look as to how do you grow the company this fast and what do you do with cap ex to support it and maybe lead the effort as well. We talked about a 3% rate for cap ex and in a lot of respects it’s what we’ve been historically doing.

One of the things I will say that we’ve done that I’m very proud of over the last three or four years, we’ve already ramped up cap ex and we have invited in our iron already. One thing that a lot of people don’t probably realize about Granite, we actually carry this corporate pool of equipment. We have one of the largest scraper fleets, big dozer fleets, big excavators that we carry at the corporate level that is utilized throughout all of our business units across the country. We’ve kept that intact during the downturn specifically for the reason of where we are today. And we had tremendous under-utilization of what I call – those of you listening who are into the big yellow iron, the 631’s the 651’s, the D10’s, we have a bit host of that equipment that is now starting to enter the utilization, and we’ve been talking about that for quite some time. Our plants are under-utilized. You probably haven’t talked enough about our rolling stock has been under-utilized simultaneously. So for us, I think we can maintain a very, very similar cap ex ratio to revenue because we’re going to start pulling out and using a lot of the assets at a higher utilization than we have been doing previously.

Michael Dudas

Excellent. Encouraging. Thanks, Jim. Thanks, Laurel.

Jim Roberts

Thanks, Mike.

Operator

And our next question today will be Joe Giordano with Cowen. Please go ahead.

Tristan

Hey guys. This is Tristan in for Joe. Thanks for taking the question.

I’d like to get your opinion on the efforts to repeal SB1. Let’s just say the [indiscernible] doesn’t make the ballot in November or gets voted down, how likely do you think we could see another measure to rebuild in two years?

Jim Roberts

Tristan, let’s back up a little bit on SB1. Maybe a lot of the listeners don’t understand what that is, because I think it is a very, very good question and it is an issue.

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

SB1 was passed through the legislature in April of 2017 and then literally the tax flow on the gas and diesel taxes started in November and the registration fee increases began on January 1 of this year. Again, possible reason for some of the delay of the work, which is now flowing nicely.

So, what they did, there was a small political group – and I’m going to call them for political reasons – are out attempting to gather signatures to get a repeal of SB1 in place with a political movement to really try to get certain voters to the ballot box to try to help out some political groupings during the overall election in November. So they’ve got to gather somewhere around 580,000 signatures by sometime in March. And if they do, then they also have to gather a tremendous amount of funding to put it on the ballot in November.

Now, two things. Do I think it’s going to get the signatures? I say that’s 50/50. They’ve done, from what I understand, a commendable job to date getting signatures. That’s kind of the easy part, because if you put it across the front page of a piece of paper and say, “Do you want your taxes reduced?” 90% of the population is going to sign on. But do I think that they’re going to literally get the funding and be able to mount any kind of a campaign for November? I think that’s a far cry. That’s a very difficult thing to do.

One other thing is happening right now in the state of California is that the original ACA5, which is a Constitutional amendment to make sure that all of those legislative appropriated funds be dedicated to transportation, that is on the ballot in June, this upcoming June as Proposition 69. So what happens is it takes away a huge part of the argument of this small group that is proposing to repeal SB1. They’re using as an argument that historically in the state of California the legislature has taken money and thrown it into the general fund, although suggested to be used for another portion of work or in this case transportation, they’re afraid and they’re saying they would steal it, put it in the general fund and use it to fund a lot of the entitlement programs in the state of California.

Well, in June, Prop 69 will be on the ballot. The Constitutional amendment will be passed that this money cannot be taken from the transportation budget to be moved into the general fund, and I think they lose their argument right there. And so I think that, yes, they could get the signatures, let’s get to June with the ACA5 known as Prop 69 today, and then I think it’s a whole different animal from that point forward.

So, if it gets defeated in November, could they come back out? Yes, but highly, highly unlikely. They will have lost all their momentum, they will have lost all the funding, and the real initiative here really is not about SB1. It’s about getting a certain type of voter to the ballot box to vote for the other candidates in certain districts in the state of California. So I do not see it happening again and I’m very confident that we will move along as planned for the remainder of the year.

Joe Giordano

This is great. I appreciate the details. Actually, my follow up was going to be on the ACA5, so I appreciate you talking about this.

So just as it relates to this, I was under the impression when SB1 was approved that that funding was already allocated to transportation projects.

Jim Roberts

It is. It absolutely is. So the 19th Amendment already protects 100% of the gas tax monies for transportation. That’s already been in place. That’s Article 19, that’s already in place. But there is some emergency legislative things and the governor could pull funding, very out of the ordinary, could move money around. Prop 69 will disallow that to happen under any circumstance.

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

Joe Giordano

Alright, great. Thank you so much.

Jim Roberts

Thank you.

Operator

And our next question today is from Bobby Burleson with Canaccord. Please go ahead.

Bobby Burleson

Good morning.

Jim Roberts

Morning, Bobby.

Bobby Burleson

Just looking at the recently announced acquisition, clearly diversification remains the strategic focus. Wondering what the optimal business mix is in terms of funding sources, any other way that you want to describe it as you look out over the next few years, where you’d like to be?

Jim Roberts

So thank you for that because that’s really important to what we have been talking about for the last several years is really diversifying the funding mechanism that supports the work that Granite does across the country. And when you look at the acquisition of Layne, and you starting putting immediately at the water sector starts really adding up to about 14% of the Granite mix, you look at the Materials business at about 8% of the mix, you look at Construction at about 50% and you look at Large Projects at about 30%, I think you then need to break it out, we need to break it out into segment type. Where is the workload, where is the funding mechanisms coming from?

So, I’d love to see us down the road, Bobby, have one of those segments of the pie chart say Federal on it, because that’s different than everything else. I’d like to see water grow. And then I’d like to say that the rest of it relative to transportation really starts taking on a bigger picture nationally. The next component of our portfolio growth is to add more BI businesses across the country, and really I think it’s diversifying within those segments is so important. So when you diversify geographically and you diversify by revenue type, it’s so important. What went through in 2009 and 2010, I never want to see Granite have to go through that again. Even if the market and the macroeconomic environment has gone through it. What we are attempting to do in both the water infrastructure market and the transportation infrastructure market, and I’ll call it the Civil Infrastructure market with federal and some other things, is to diversify our customers, diversify the geographies and diversify the funding streams. Those are so important.

So for us, we call ourselves now, Bobby, an infrastructure solutions company. And it’s not just transportation, it’s not just water; you’re going to see us moving into like great question on the federal, the entire infrastructure in the US and I’d say in the Americas is our focus and that’s where we’re headed. So, when you look at the portfolio mix, you have to look at it in several different ways, Bobby.

Bobby Burleson

Okay, great. Thanks for that. Then just curious, any update from Granite’s perspective on labor availability, skilled versus unskilled, and how you guys are positioned vis-à-vis any shortages or wage inflation that you see currently and on the horizon.

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

Jim Roberts

I think it’s been a major topic for I’d say the last two years, and anticipation of a substantial ramp up. And my response has historically been, and it isn’t changing much, is that when we are a very strong player in a market, such as we are, and I’m going to stay in the majority of the locations that we work in the US, we naturally have people who want to come work for us. So what we’re seeing as the markets heat up, Bobby, is we start to see a migration from a lot of our competitors – and I’m talking mostly here about hourly workforce – into the Granite workforce. We are not the low, low wage company; we pay high wages and we pay high benefits. And I think that when people start noticing that the construction industry is a nice place to make a living, I think you’re going to see more new entrants into the market, but currently we’ve done very well being able to provide the labor for the work that we foresee, and I’m saying at least through 2018, by really being an attractive company for the industry to work for.

But I will say this, that what we need in this industry is to understand that there was a migration away from the industry in 2009/2010 when people couldn’t make a living. They struggled because not only Granite, but most construction companies in the US couldn’t guarantee 40 hours a week, let alone 50 or 60 hours a week in order for people to make a good living. Now that we have a runway and we’ve always said, and it was actually nice to see in some of the articles and some of the words from the administration this week that what we don’t need is a stimulus in this country. What we need is a dedicated path towards infrastructure investment. And if it’s long-term, like we’re beginning to see here in some of the states now and if the federal government can do that, then what we’re really seeing, Bobby, is an influx, a migration into the construction industry because people will believe that they can make a good wage for their families.

And I do believe that it will be a combination of more money in the system, more consistent operating hours for those individuals, and I see the wages ticking up, rightfully so, for the hourly workforce. And with that, I don’t think there’s going to be a big problem. Today, we have not seen it necessarily across our business, certain pockets, yes, but we’ve all got to learn that this is going to be a big part of the country’s investment going forward and we need to make sure that we pay people correctly.

Bobby Burleson

And should we think about any particular susceptibility to wage inflation or protection against that when you think about your quicker turn type work versus the longer projects that you’re winning?

Jim Roberts

Well, yes, I think you are really hitting on a very important subject matter that we talk about in Granite. We do like quick turn work. We do like work that utilizes the assets that we have. Not only the personnel assets, but the physical assets as well. So we love the quick turn maintenance work, we love quick turn bridges, we love the stuff that we can turn faster. The longer duration work certainly ties up the personnel resources for a long time. And in our opinion, if we can get in and out, satisfy and exceed our customers’ demands on the quick work, that would be our preference.

Bobby Burleson

Great. Thank you for those very thoughtful answers.

Jim Roberts

Okay, thank you, Bobby.

Operator

And again, if you would like to ask a question, please press * then 1. And our next question today will come from Brent Thielman with DA Davidson. Please go ahead.

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

Brent Thielman

Thanks. Good morning.

Jim Roberts

Good morning, Brent.

Brent Thielman

Jim, the big uptick in lettings you’re starting to see in California year to date, I know you’ve talked before that you have to be careful about what you take on early as you look for capacity to tighten up in the market. Is there anything to take away from what you’ve seen thus far in that activity? Does it look like other participants in the market are taking a similar approach, maybe to a level where industry discipline is a little better than you thought early on?

Jim Roberts

It’s really interesting, and one of the things that I always tell all the Granite folks is we have a system where everybody inputs the bid results every day, and by the evening, by the time you close up shop and you want to go and see how Granite did across the country, all you have to do is go click on the computer and you can see all the bid results. And so as I watch them every single day, Brent, I see the local, smaller players still being very competitive. It is February, that doesn’t surprise me at all. The bid lists are still fairly healthy, but as I’ve said for a long time, what happens in that part of our business is that overnight the market changes.

And so our job is to be disciplined, and I’m going to say throughout the first quarter, although I will say that with the amount of work bidding we will naturally get our share of it, but I think we will get a higher share of it towards the back end of the year, and I think we are absolutely targeting work that we can move through fast. There is no doubt. We want to keep our—call it our powder dry, so to speak, so you don’t get tied up for several years on work with a margin, and the opportunities are changing in the marketplace. And all of our regional folks understand that within the markets that are very hot today.

So for the first couple of months it’s about discipline, and it is about making sure that we read the markets, because most of the players that we compete with will change their bidding perspective overnight. And you won’t know it, obviously, until you start seeing in the bid results and all of the sudden it went from five bidders, to three bidders, to two bidders; or you start seeing a significant price change.

Has that occurred yet? It is mid-February. I’ve never seen it occur by mid-February, and I’ve been doing this for a long time. But it will occur, and it will occur most likely in the second quarter sometime this year as the overall workload ramps up. So, discipline is the key component today, and our people are doing a really nice job right now of staying focused, and really getting an understanding of what’s going on in the marketplace; that’s really important in the first part of the year.

Brent Thielman

Okay, that’s interesting color. And then I guess follow-up would be any flavor on the potential pace of bookings opportunities you see on the Large Project side this year? I know some of the stuff is out of your control, particularly timelines, but does it look like more of a front half weighted, back half weighted bias to the jobs you’re looking at right now?

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February 16, 2018 at 11:00 a.m. Eastern

Jim Roberts

Well, it’s pretty evenly spread, Brent. And in fact, I’m pulling up a list here in front of me, one of the things that has always happened with large projects is that we call them “lumpy,” so to speak. So, all you need to do is get one $500 million job, and all of a sudden you have $500 million of backlog, and then you wait another four months before you get another one, and then all of a sudden, pop, you get another big one. But I will say this, right now I’m looking at about $7 billion of work bidding in our Large Projects business for the year, and notably there are a lot more projects because they’re smaller in nature than some of those big ones we’ve talked about before, and which gives us a lot more opportunity. Before, it was so lumpy because you were bidding $1 billion here, $2 billion here, and it just made large fluctuations with broad timing between the individual bid results. I see this more moving in the direction of the $500 million, $600 million, $400 million work, many of them bidding each quarter. So, I think you’re going to see that the average procurement of those work is going to kind of smooth out over time, now.

Brent Thielman

Okay, great.

Jim Roberts

But again, and literally speaking, we’d be happy to talk about all these jobs we’re bidding. I can go through it here and talk to you for 20 minutes on all the jobs we’re bidding. And they’re all over the country, they’re different sized projects, they’re down as low as $100 million, they’re as high—I see there’s an $800 million job on the list. Again, there are very few, if any, jobs over $1 billion that we think we need to pursue today, and I think that is part of our strategy, and it’s a very disciplined approach to our large projects, and it’s working, and it’s working very nicely.

Brent Thielman

Very good, thank you.

Jim Roberts

You bet.

Operator

And our last questioner for today will be Herb Buchbinder with Stifel. Please go ahead.

Herb Buchbinder

Can I ask you a couple of questions about Layne? I’m new to your company, but I’ve been following Layne for many, many years, and I’m a large shareholder here, but are you able to discuss the merger at this point?

Jim Roberts

I think we can discuss the things relative to the merger, but we certainly cannot discuss the individual components of Layne, because they’re still their own business unit, Herb, and they’re still running their business separately. But let’s see what we can help you with here, and if we can’t, I’ll candidly tell you I’m sorry, we can’t answer that question.

Herb Buchbinder

Okay. They have a nice pipe repair business, which I could see not only fitting well with you, but also you should be in a position to maybe help them get more business; but two, they have mineral exploration drilling, which does not seem to be a fit; and then the third thing I would ask is why it wasn’t a cash transaction, since you have plenty of cash to do it that way?

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

Jim Roberts

Okay, good. Those are—yes, I think I can help on all three of those.

Herb Buchbinder

Good.

Jim Roberts

Yes. Sure, Herb. Pipe repair, so Inliner, one of their divisions is a business that we’ve known for years, and years, and years. We’ve admired Layne in general for years, and certainly admire the Inliner business, which has actually historically been somewhat of a competitor, but not really. It’s in the same space as one of our businesses called Kenny Underground, and it’s in the CIPP space, which is the cured-in-place-pipe rehabilitation program. And it is a very large sector today, it’s about an $8 billion sector throughout the US.

Inliner is a leader in the industry; they’re number two in the entire industry today. And although our portion of the business is much smaller—and we don’t have lot of overlap, either—but we absolutely, you are absolutely correct, Herb. We think the combination of the Granite businesses and the Layne businesses in the Inliner space is a really nice approach to operating and having a larger portion of that overall segment of an $8 billion market. It’s a very fragmented market today, and the combination of Layne and Granite can certainly become a major player in that market, so that’s a big—like you said, that was a little more of an obvious fit.

The other thing that it does is that we are geographically dispersed in different parts of the country, so whether it is the water resources business, or the Inliner business, we really don’t overlap geographically very much. And so we think we can bring the Inliner business to certain parts of the country that they’re not today, and we think that the water resources portion of Layne can bring Granite to certain parts of the country where Granite doesn’t exist today, so there’s a real strong marriage there.

The other thing you mentioned was about mineral services, and interestingly enough, there is an overlap there, and there is a common ground there. Their core business in the mineral services business is helping with mine exploration and water management in the mining industry. And people don’t associate Granite today in the mining industry, but we historically have been heavily involved in the mining industry, and we have probably over the last five years moved back into the mining industry. And as we chatted with the Layne folks, there is a nice core overlap of customer base in the mining industry that I think we can both be very complementary. And what we can do on the mineral services side is we can offer a very larger, broader, complementary suite of services to the mining industry that we couldn’t do before. So it is complementary more so than—we haven’t talked about it historically, but I think you will see us talking about that as we close the transaction and talk about some very strategic arrangements between the two companies that will create real value.

And maybe the last—

Herb Buchbinder

And so you guys don’t have [ph]—yes, I’m sorry, go ahead.

Jim Roberts

I’m sorry—well, I was going to talk about the cash deal, but go ahead, Herb, we’ll talk about the cash deal last.

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

Herb Buchbinder

They also have international operations, and joint ventures in Latin America. Are you comfortable having some businesses outside of the United States? And does it have much effect on your tax situation, since they have unusual tax liabilities with international businesses?

Jim Roberts

Yes, so I really won’t comment on the tax issue, because certainly that will be part of our work on our transition integration plan. But we have done a significant amount of due diligence on the foreign businesses, on all components of the business, and we are comfortable with all parts of their business.

Herb Buchbinder

Good.

Jim Roberts

We know their partners, we know their situations, and they’ve done a really nice job the past few years. The entire business—and really one of the things that I like to make a public statement about is that Mike Kalil [ph], Mike Linderson [ph], that entire Layne management team has done a really nice job the last couple of years positioning Layne for not only growth, but for increased levels of profitability at the operational level, and reduced structure at the SG&A level. They’ve done a really nice job. And what I tell Mike, and Mike and I chat a lot is that’s really our job now is to help them go to the next level, and we’re really comfortable—

Herb Buchbinder

Their new pipeline business, I think you could do—some of the water pipeline business has really been a nice boost fit for their earnings short term. I think you could do some good with that. Alright, make your last comment on why this is not a cash deal.

Jim Roberts

Well, okay. So, Herb, it’s obvious you know the business and you’ve obviously done your work with Granite. We keep a high level of cash on our balance sheet for a host of reasons, and if you’re new to Granite, let me explain real briefly that when we—we work in with a lot of bonded projects, so we’re a little different than a Layne or some other company you might be more familiar with, where we are required through the surety system to keep a level of cash on our balance sheet at all times because of the size of the bonded amount of work we have out in play at one time.

Laurel Krzeminski

Yes, we also have seasonality, which impacts our cash balance as well.

Jim Roberts

And the seasonality does impact our cash balance. And again, hopefully as a GBA future shareholder, you’ll be able to notice that we will fluctuate. During the summer months we’ll have a lower cash balance than we will in the winter months, and we’ll eat cash in the first half of the year. But we like to keep at least $100 million on our books to satisfy the requirements of the sureties, and that’s just a common agreement that we have there.

The other thing that we have talked with Layne about and with our folks, as we see growth in the marketplace, Herb, what we’re trying to do is make sure that we retain as much cash as possible to invest in those businesses going forward. We’ve looked at the Layne business, we think it’s a really good operating model. They have had capital constraints. As we were able to do this transaction, and hopefully complete this transaction and a complete stock merger, it does save our cash to invest back in Layne and some of the growth plans in Granite without using the cash on our balance sheet for a transaction, but keeping, so to speak, that dry powder available to grow the businesses themselves. So that’s the main reason for having it an all-stock transaction.

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

And I think it creates a really unlevered balance sheet with us going forward. And we’re a very conservatively—very conservative company relative to the way we approach our balance sheet and our covenants and we want to stay that way. So yes, we could have levered up and done it, but just our conservative nature says let’s keep our balance sheet clean, let’s keep it very conservative, and let’s use that cash for growing all the companies that are underneath the Granite umbrella.

Herb Buchbinder

Well plus this gives a chance for the Layne holders to own a nice new company. Hopefully a lot of the Layne shareholders will stay with you guys, so I think it’s a good deal for everyone. I’m glad you did it.

Jim Roberts

Yes, thank you, Herb. And always, we’re available for questions if you have any more questions at all.

Herb Buchbinder

All right, thanks a lot.

Jim Roberts

Thank you. Okay.

CONCLUSION

Operator

And this is the end of the Q&A, and now I’d like to turn the call back over to our hosts.

Jim Roberts

Well, thank you very much, everybody for your questions. And just a quick note for our shareholders, we’ll be on the road next week meeting with investors in Boston, New York, and Chicago, so please don’t hesitate to reach out to see if we still have room on our schedule to meet with any of you. And thank you to all of our employees for keeping your fellow workers safe, and for exhibiting Granite’s core values every single day.

As always, Laurel, Ron, and I are available for follow up if anybody has any further questions. Thank you, everybody.

Operator

And the conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

Forward Looking Statements

All statements included or incorporated by reference in this communication, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Granite’s current expectations, estimates and projections about its business and industry, management’s beliefs, and certain assumptions made by Granite and Layne, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,”

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

“continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to: (1) references to the anticipated benefits of the proposed transaction; (2) the expected future capabilities and served markets of the individual and/or combined companies; (3) projections of financial results, whether by specific market segment, or as a whole, and whether for each individual company or the combined company; (4) market expansion opportunities and segments that may benefit from sales growth as a result of changes in market share or existing markets; (5) the financing components of the proposed transaction; (6) potential credit scenarios, together with sources and uses of cash; and (7) the expected date of closing of the transaction.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of Layne are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Granite or Layne; (5) the ability of Granite or Lyane to retain and hire key personnel; (6) competitive responses to the proposed transaction and the impact of competitive products; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction; and (11) legislative, regulatory and economic developments, including changing business conditions in the construction industry and overall economy as well as the financial performance and expectations of Granite and Layne’s existing and prospective customers. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Granite will file with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this document, which speak only as of this date. Neither Granite nor Layne undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Granite, Layne, or the combined company, following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Granite’s overall business, including those more fully described in Granite’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2016, and Layne’s overall business and financial condition, including those more fully described in Layne’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 31, 2017.

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

In connection with the proposed transaction, Granite will file a registration statement on Form S-4, which will include a preliminary prospectus of Granite and a preliminary proxy statement of Layne (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Layne’s stockholders.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Granite on Granite’s Investor Relations website (investor.Granite.com) or by writing to Granite, Investor Relations, 585 West Beach Street, Watsonville, CA 95076 (for documents filed with the SEC by Granite), or by Layne on Layne’s Investor Relations website (investor.laynechristensen.com) or by writing to Layne Company, Investor Relations, 1800 Hughes Landing Boulevard, Suite 800, The Woodlands, TX 77380 (for documents filed with the SEC by Layne).

Participants in the Solicitation

Granite, Layne, and certain of their respective directors, executive officers, other members of management and employees and agents retained, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Layne stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Layne stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Granite’s executive officers and directors in its definitive proxy statement filed with the SEC on April 25, 2017. You can find more detailed information about Layne’s executive officers and directors in its definitive proxy statement filed with the SEC on April 28, 2017. Additional information about Granite’s executive officers and directors and Layne’s executive officers and directors will be provided in the above-referenced Registration Statement on Form S-4 when it becomes available.

Granite Construction

February 16, 2018 at 11:00 a.m. Eastern